

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2021

Maxim Melnikov
Chief Executive Officer
Solaredge Holdings Limited
64 Agiou Georgiou Makri
Anna Maria Lena Court, Flat 201
Larnaca, 6037
Cyprus

> **Re: Solaredge Holdings Limited**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted August 12, 2021**
> **CIK No. 0001867752**

Dear Mr. Melnikov:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to our prior comments refer to our letter dated July 27, 2021.

Amendment No. 1 to Draft Registration Statement on Form F-1

Summary Consolidated Financial and Other Operating Data
Non-IFRS Measures, page 11

1. We note your revised disclosures in response to prior comment 7. Please revise here to present Net margin with greater prominence of Adjusted EBTIDA margin disclosed. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP C&DIs.

2. When disclosing Core Business Adjusted EBITDA for Moscow and the Moscow region

throughout the filing, please revise to also disclose Core Business Adjusted EBITDA for Other regions.

Consolidated Financial Statements
Note 5. Segment Information, page F-22

3.   Please describe in greater detail and quantify the revenue and costs that are split by business unit included in the "monthly written reports" discussed in your response to prior comment 15, and tell us how that information is used by the CODM. If different from the information contained in the "monthly written reports," please describe in further detail and quantify the revenue and certain costs by business unit reviewed by the CODM discussed in your response to prior comment 16.

4.   We note your description of the budget process in your response to prior comment 15. Please address the following:
   •   describe in greater detail the revenue and cost information reflected in the budgets at the business unit level and the supporting information for the budget calculations that are provided to the CODM;
   •   describe the process by which the annual budget is re-assessed on a quarterly basis if there are deviations in revenue above a certain threshold, the CODM's involvement, what the revenue threshold is, and how it was determined. Please also describe how often changes have been made to the budget due to exceeding the revenue threshold and for "significant changes" as described in your response; and
   •   explain the circumstances under which changes in the budget to reflect revised allocations to the products are made, the process for making such changes, and the CODM's involvement. Provide examples to support your explanation.

5.   We note your response to prior comment 17. Please expand on your analysis of how the operating segments aggregated within Adjacent Services have similar economic characteristics. As part of your response, provide us with:
   •   the financial information for each of your operating segments that you considered in concluding said operating segments have similar economic characteristics, and your analysis of such information. In this regard, your response refers to the aggregated operating segments as having "comparable profit/(loss) margins;" and
   •   additional details and your analysis for each of the operating segments supporting the assertion in your response that "[t]hey also involve similar economic risks and hence are likely to have similar implications for the prospects for future net cash inflows to the entity or net cash outflows."

6.   Your response to prior comment 17 indicates that each of the aggregation criteria in paragraphs 12(a) through (e) of IFRS 8 are satisfied for the operating segments aggregated within Adjacent Services. However, it is unclear how your analysis considered what appears to be differences between these operating segments based on disclosure in your filing (e.g., pages 104 and 105) and information provided in your responses to our comments. For example, you state in your response to comment 15 that your Mortgage

Marketplace operating segment "earns commissions, on a pay per lead model, charged to banks and financial institutions for users applying for mortgages through our platform," whereas your Valuation and Analytics operating segment "earns fees derived from the customers for providing access to the Group's proprietary real estate market research, data analytics and market intelligence services." Please provide an expanded analysis of how each of the operating segments aggregated within Adjacent Services are similar in the nature of products and services, nature of the production process, and type or class of customer for their products and services and specifically address the differences between these operating segments described above. In your analysis, describe the criteria in paragraphs 12(a) through (c) of IFRS 8 as they apply to each of your operating segments within Adjacent Services, and compare and contrast each operating segment with the others.

You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Staff Attorney, at (202) 215-1319 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: J. David Stewart